April 7, 2004




Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of the Foamex L.P. 401(k) Savings Plan (the "Plan") Form 8-K dated April 2, 2004, and have the following comments:

1. We agree with the statements made in the first sentence of the first paragraph.

2. We have no basis to agree or disagree with the statement made in the second sentence of the first paragraph. With respect to the last sentence of the first paragraph, D&T was not engaged to audit the Plan for the year ended December 31, 2003.

3.   We agree with the statements made in the second through fourth paragraphs.

4. We have no basis on which to agree or disagree with the statements made in the fifth paragraph.

Yours truly,



/s/ Deloitte & Touche LLP